SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Hawaiian Airlines, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   419849-104

                                 (CUSIP Number)

                              Gregory D. Brenneman
                                 TurnWorks, Inc.
                              1330 Lake Robbins Dr.
                                    Suite 205
                             The Woodlands, TX 77380
                                 (281) 363-2013

                                 With a copy to:

                  Michael Ryan, Esq. and Ethan Klingsberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                 1 Liberty Plaza
                            New York, New York 10006

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 19, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No.  419849-104               13D


     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gregory D. Brenneman

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)     [ ]
                                             (b)     [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*

              Not applicable

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)          |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                               7       SOLE VOTING POWER
    NUMBER OF SHARES                   -0-
 BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH                   8       SHARED VOTING POWER
                                       -18,181,818-

                               9       SOLE DISPOSITIVE POWER
                                       -0-

                              10       SHARED DISPOSITIVE POWER
                                       -0-

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -18,181,818-

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        |X|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              53.2%

    14        TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.

                  This statement (this "Statement") on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Hawaiian Airlines, Inc. (the "Issuer").

                  The principal executive offices of the Issuer are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

Item 2.           Identity and Background.

                  (a) The name of the person filing this Statement is Gregory D. Brenneman (the "Reporting Person").


                  (b) The business address of the Reporting Person is 1330 Lake Robbins Dr., Suite 205, The Woodlands, TX 77380.

                  (c) The present principal occupation of the Reporting Person is serving as President of TurnWorks, Inc. ("TurnWorks"), a Texas corporation controlled by the Reporting Person, the address of which is 1330 Lake Robbins Dr., Suite 205, The Woodlands, TX 77380.

                  (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violatiosn of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)      The Reporting Person is a U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not Applicable.

Item 4.           Purpose of Transaction.

                  The Reporting Person is the President and sole stockholder of TurnWorks, which is the sole stockholder of TurnWorks Acquisition III, Inc., a Delaware corporation ("TurnWorks Acquisition"). The Reporting Person is also the President of TurnWorks Acquisition. On December 19, 2001, TurnWorks, TurnWorks Acquisition, the Issuer and Aloha Airgroup, Inc. ("Aloha") entered into an Agreement and Plan of Merger (the "Merger Agreement"), and TurnWorks, Aloha and Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP") which, as of such date owned 18,181,818 shares (the "AIP Shares") of Common Stock, entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, AIP has agreed to vote to approve the Merger Agreement and the transactions contemplated thereby at a meeting of the stockholders of the Issuer. Because TurnWorks is the beneficiary of this Voting Agreement, it may be deemed to be the beneficial owner of the AIP Shares; however, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims, on behalf of himself individually and on behalf of TurnWorks and TurnWorks Acquisition, beneficial ownership of such AIP Shares.

Item 5.           Interest in Securities of the Issuer.

                  (a)      See Item 11 and Item 13 on the Cover Sheet.

                  (b)      See Item 7, Item 8, Item 9 and Item 10 on the Cover
Sheet.

                  (c) The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

                  (d) As described above in the response to Item 4 above, AIP beneficially owns the AIP shares and thus has the right to receive and the power to direct the receipt of dividends form, and the proceeds from the sale of, the AIP Shares.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  See the response to Item 4 above.

Item 7.           Material to be Filed as Exhibits.

                  The Merger Agreement and the Voting Agreement described in the response to Item 4 above are filed as exhibits to this Statement.

                                   SIGNTATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   December 26, 2001
                                               ---------------------------
                                                        (Date)

                                               /s/ Gregory D. Brenneman
                                               ---------------------------
                                                      (Signature)

                                                 Gregory D. Brenneman
                                               ---------------------------
                                                     (Name/Title)

                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)